UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 1, 2021, Atotech Limited, a Bailiwick of Jersey company (the “Company”), and MKS Instruments, Inc., a Massachusetts corporation (“MKS”), issued a joint press release announcing entry into a definitive agreement (the “Implementation Agreement”) on July 1, 2021, providing for, subject to the terms and conditions of the Implementation Agreement, the acquisition (the “Acquisition”) of the Company by MKS, which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey. Pursuant to the Implementation Agreement, upon the effective date of the Acquisition, MKS will acquire each issued and outstanding common share of the Company in exchange for per share consideration of $16.20 in cash and 0.0552 of a share of MKS common stock. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The Company announced that it will hold an investor call and webcast on July 1, 2021 at 8:30 a.m. Eastern Time to discuss the Acquisition. Ahead of this call, the Company is making available an investor presentation, which will be discussed on the call and which is furnished as Exhibit 99.2 hereto.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, the Company plans to provide to its shareholders a circular containing information on the anticipated scheme of arrangement vote regarding the proposed transaction (the “Scheme Circular”). The Company may also file other documents with the U.S. Securities and Exchange Commission (the “SEC”) regarding the proposed transaction. This document is not a substitute for the Scheme Circular or any other document that may be filed by the Company with the SEC.

BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE SCHEME CIRCULAR IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Any vote in respect of resolutions to be proposed at Company shareholder meetings to approve the proposed transaction, the scheme of arrangement or related matters, or other responses in relation to the proposed transaction, should be made only on the basis of the information contained in the Company’s Scheme Circular. Shareholders may obtain a free copy of the Scheme Circular and other documents the Company files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. The Company makes available free of charge on its investor relations website at investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the Implementation Agreement, which contain the full terms and conditions of the proposed transaction.

Exhibits

Exhibit Number	Description

99.1	Joint Press Release, dated July 1, 2021, issued by Atotech Limited and MKS Instruments, Inc.

99.2	Investor Presentation, dated July 1, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2021

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer